SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment         )*

Fusion Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

36118A100

(CUSIP Number)

HealthCap VII, L.P.

Represented by its general partner

HealthCap VII GP S.A.

18 Avenue d’Ouchy

Lausanne, V8 CH -1006

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118A100

1.	Names of Reporting Persons. HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,807,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,807,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,807,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36118A100

1.	Names of Reporting Persons. HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,807,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,807,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,807,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Fusion Pharmaceuticals Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Longwood Road South, Hamilton, ON, L8P 0A6.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	HealthCap VII, L.P., a Delaware limited partnership (the “Fund”); and

ii.	HealthCap VII GP S.A., a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.

The principal business address of each Reporting Person is c/o HealthCap VII GP S.A., 18 Avenue d’Ouchy, Lausanne, Switzerland CH-1006. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investors focused on the health care sector.

During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or the Managers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

The Fund acquired the Common Shares reported on this Schedule 13D shares of Common Stock for investment purposes. Dr. Johan Christenson is a director of the Issuer and an employee of HealthCap VII Advisor AB.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 41,664,044 outstanding Common Shares immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on June 26, 2020.

The Fund directly holds 3,807,247 Common Shares. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund. Fabrice Bernhard serves as an executive officer of the General Partner and each of Dag Richter, Daniel Schafer, and Frans Wuite (together with Mr. Bernhard, the “Managers”) serves as a director of the General Partner.

(c) On June 30, 2020, the Fund purchased 240,000 Common Shares in connection with the Issuer’s initial public offering. The purchase price was $17 per share. Also on June 30, 2020 each share of the Issuer’s preferred stock held by the Fund was automatically converted into the Issuer’s Common Shares upon the closing of the Issuer’s initial public offering, resulting in the Fund receiving 3,567,247 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

In addition, the Fund and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of March 25, 2019. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the IPO, the holders of at least a majority of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $5 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the Fund will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include the Common Shares held by the Fund in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 20% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public equal or exceeds $2 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Lock-Up Agreement

Pursuant to the Investors’ Rights Agreement and a Lock-Up Agreement with the Issuer’s underwriters (the “Lock-Up Agreement”), the Fund agreed that it will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares with respect to which the Fund has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Common Shares.

The foregoing description of the Investors’ Rights Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement and the Lock-Up Agreement, which are filed as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated March 25, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form S-1 (File No. 333-238968) filed on June 5, 2020).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 (File No. 333-238968) filed on June 22, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

HEALTHCAP VII L.P.
By its general partner HealthCap VII GP SA

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager

HEALTHCAP VII GP SA

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager